May 9, 2016

Via Edgar
Ms. Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:  Meridian Bioscience, Inc.
   Form 10-K for the Fiscal Year Ended September 30, 2015
   Filed November 30, 2015
   File No. 000-14902

Ladies and Gentlemen:
On behalf of Meridian Bioscience, Inc. (referred to herein as "we" or "our"), this letter responds to your letter, dated April 13, 2016 (the "Comment Letter"), regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"), filed on November 30, 2015. Each comment of the Staff of the Division of Corporation Finance (the "Staff") is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response is set forth in ordinary or italicized type, as the case may be, beneath the corresponding comment of the Staff appearing in bold type.
Intellectual Property, Patents and Licenses, page 12
1.
We note your response to prior comment 1, including your statement that the illumigene product line sales are expected to represent 20% to 23% of your consolidated revenue for the foreseeable future. In light of this sales concentration, we cannot agree that the license agreement should not be filed as a material contract pursuant to Regulation S-K, Item 601(b)(10). Accordingly, please confirm that you will file this license agreement as a material contract with your next Form 10-Q filing.

Response:
As we discussed on the telephone with the Staff on April 20, 2016, we continue to maintain our position that the license agreement is not a material agreement that is required to be filed as an exhibit in accordance with Regulation S-K, Item 601(b)(10).  We considered several factors described below and the investor's perspective in determining the information an investor may deem to be material.
Summary
Regulation S-K Item 601(b)(10)(ii)(B) identifies as a material contract "any contract upon which the registrant's business is substantially dependent." While the comments of the Staff appear to equate substantial dependence with an unspecified amount of revenues, we do not see anywhere in Item 601 (b)(10)(ii)(B) a reference to registrant revenues or a specific threshold of revenues that relates to the meaning of "substantially dependent." Without the guidance of an explicit revenue test, we considered several factors, in addition to revenue concentration levels, in assessing whether the license agreement was or is material, and/or whether our business has been or is substantially dependent upon it.
The primary factors that we considered in reaching our conclusion that the license agreement is not a material contract are:
•	Cancellation of the license agreement is solely within our control;
•	The financial obligations that remain under the license agreement relate solely to future royalties;
•	At any point in time, we could engineer around the licensed patents and commercialize comparable product(s) if so desired; and
•
Revenues from illumigene products are expected to fall below 20% of total consolidated revenues as a result of our recent acquisition of Magellan Biosciences, Inc., and its wholly-owned subsidiary Magellan Diagnostics, Inc. (collectively, "Magellan") – see Current Report on Form 8-K filed on March 24, 2016.

Analysis
1)
We executed the license agreement nearly ten years ago in October 2006.  The structure of the license agreement is comparable to what one would typically see in our industry; we license patent rights on a non-exclusive basis.  The consideration consists of (i) a payment upon execution, (ii) milestone-based payments tied to product development, and (iii) royalty payments based on a percentage of commercial sales.  We paid our final milestone-based payment during the first quarter of fiscal 2014.  Consequently, cancellation of the license agreement became (and continues to be) solely within our control, absent an event of default by us, such as non-payment of royalties.  In other words, in practical terms, this means that there is very little risk that we would lose revenues as a result of losing the patent rights.  It is more plausible that our revenues could be adversely affected by the introduction of new technologies, which is why we have a Risk Factor addressing this point.  We believe that this is a very meaningful consideration in evaluating contract materiality under the facts and circumstances.

2)
Our only remaining obligations under the license agreement throughout the remaining term are future royalty payments based on our commercial sales of products utilizing the licensed patents.  The term of the license agreement runs until the last licensed patent expires in 2022, at which point we will be free to practice the patents without any restriction or royalty obligation.  We believe that this is also a very meaningful consideration in evaluating contract materiality given the age of the license agreement and the limited financial obligations remaining under it.

3)
Prior to execution of the license agreement in October 2006, we faced a decision whether to build or license a molecular diagnostics platform.  We chose to license certain patent rights on a non-exclusive basis because it provided a shorter time to market compared to a "build from scratch" approach.  However, we had, and continue to have, the in-house scientific expertise to engineer around the licensed patent rights and commercialize comparable products.  Thus, from this perspective, at no time have we been substantially dependent upon the licensed patent rights.

4)
While we continue to be unaware of a revenue test that quantifies substantial dependence in the text of Item 601(b)(10), we note that as a result of our March 24, 2016 acquisition of Magellan, the percentage of consolidated revenues (on an annualized basis) from products related to the license agreement is expected to fall below 20% and settle into the 16% to 18% range.

Additionally, we wish to emphasize that the disclosures set forth below have been provided in accordance with various sections of Regulation S-K and Regulation S-X in our Annual Reports on Form 10-K since the license agreement was executed.  Although the extent and level of disclosures have varied over the years, depending upon the stage of product development and the associated revenue levels at the time, we believe that the disclosures have provided the information required by applicable regulations and have been useful to investors.
Note that reference is made to the following primary locations of the disclosures within the Form 10-K filings:
(A) Item 1. Business – "Research and Development" and/or "Intellectual Property, Patents and Licenses"
(B) Item 7. MD&A – "Other Commitments and Off-Balance Sheet Arrangements"
(C) Notes to Consolidated Financial Statements – "Commitments and Contingencies"
Form 10-K Disclosures Made
•	execution of non-exclusive license (A)
•	amount of milestone payments remaining to be paid under the license agreement (B & C)
•	number of products developed under the license agreement (A)
•	revenue levels on products developed under the license agreement (A)
•	expiration dates of the licensed patents (A)
•	range of royalty rates paid on all products subject to a license agreement (B & C)
•	total amount of royalties paid on all products subject to a license agreement (C)
•	amount of future royalties expected to be paid on all products subject to a license agreement in the following fiscal year (B)
We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please contact me at 513.272.5422.
Sincerely,

MERIDIAN BIOSCIENCE, INC.

By: /s/ Melissa A. Lueke
Melissa A. Lueke
EVP and Chief Financial Officer
Principal Accounting Officer

         cc:  F. Mark Reuter, Keating Muething & Klekamp PLL